MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

www.bakerdonelson.com

Michael K. Rafter

Direct Dial: 404.443.6702

Direct Fax: 404.238.9626

E-Mail Address: mrafter@bakerdonelson.com

February 18, 2010

Mr. Christian Windsor

Special Counsel, Financial Services Group

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Money Tree, Inc.

Post-Effective Amendments No. 1 to Registration Statements

on Form S-1

File No. 333-155700

File No. 333-155701

Filed January 12, 2010

Dear Mr. Windsor:

We refer to the comment letter dated February 8, 2010, issued by the Division of Corporation Finance with respect to the above-referenced filings of The Money Tree, Inc. (the “Company”). For your convenience, we have copied the comments into this letter and included, following each comment, a detailed response or explanation.

Please be advised that, in addition to the revisions described herein, the Post-Effective Amendments No. 2 to Registration Statements reflect two further changes. First, the Company has become eligible to file as a smaller reporting company, and has elected to use certain scaled disclosures. Specifically, the Quantitative and Qualitative Disclosures About Market Risk and Compensation Discussion & Analysis sections have been eliminated. Next, we have included first quarter financial statements for the three months ended December 25, 2009.

Post-Effective Amendment No. 1 to Registration Statement

(File No. 333-157700)

General

Comment:

1.	Please tell the staff how you add the “features” of the notes, including the interest rates paid, to the registration statement.

ALABAMA	• GEORGIA	• LOUISIANA	• MISSISSIPPI	• TENNESSEE	• WASHINGTON, D.C.

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

Response:

Please be advised that, as described in the third paragraph on the cover page of the prospectus, the Company will file a Rule 424(b)(2) prospectus supplement setting forth the current interest rates with the Securities and Exchange Commission (SEC) upon effectiveness and upon any subsequent change in the interest rates. Current interest rates also are available on the Company’s website, www.themoneytreeinc.com.

As we believe this response fully addresses your comment, we respectfully request that you clear this comment.

Comment:

2.	Advise the staff regarding all payments made to the Martin family by Money Tree or its subsidiaries or affiliates. Please advise the staff regarding any formal contracts or other agreements between Money Tree and any other entity controlled by the Martin family.

Response:

Please be advised that the Agency Sales Agreement with Interstate Motor Club, Inc. and the various leases and subleases between the Company and its subsidiaries and Martin Family Group, LLLP and Martin Sublease, L.L.C. described on page 58 and in Note 10 on page F-20 of the demand notes prospectus (page 61 and Note 10 on page F-20 of the debentures prospectus) represent all of the formal contracts or agreements among these parties. We have included the current Agency Sales Agreement dated April 16, 2009 as Exhibit 10.1 to Post-effective Amendments No. 2. We also have revised the description of the leases in the “Certain Relationships and Related Transactions” section of the prospectus to reflect only 45 branch office locations instead of the 53 reported as of December 25, 2009, because 8 branches now pay rent directly to their landlords rather than to Martin Sublease, L.L.C. A breakdown of the leases and subleases is as follows:

Lessee/Sublessee	Number of Leases/Subleases with each Lessor:
	Martin Family Group, LLLP	Martin Sublease, L.L.C.
The Money Tree Inc. *	1	0
The Money Tree of Georgia Inc.	9	26
The Money Tree of Louisiana Inc.	1	15
The Money Tree of Florida Inc.	1	0
Small Loans, Inc.	2	4
Best Buy Autos of Bainbridge Inc.	1	2

TOTAL	15	47

*	Includes various leases and subleases with The Money Tree Inc., Home Furniture Mart Inc. and Interstate Motor Club, Inc., all of which are considered part of the Company’s executive office facility.

As discussed with Michael Clampitt, the Company will file a form of lease and sublease in its next Form 10-Q filing. As we believe this response fully addresses your comment, we respectfully request that you clear this comment.

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

Prospectus cover page

Comment:

3.	Revise the second paragraph to clarify that investors will pick a one, two, or four year interest adjustment period but the notes will all have a four year maturity.

Response:

Please be advised that this comment applies only to the Debentures Post-effective Amendment, file number 333-157701. We have revised the second paragraph of the cover page as indicated in your comment. We respectfully request that you clear this comment.

Comment:

4.	Revise the fifth paragraph to clarify how investors wanting to redeem their notes must provide notice to the company.

Response:

We have revised the fifth paragraph of the cover page as indicated in your comment. We respectfully request that you clear this comment.

Comment:

5.	Revise the bullets at the bottom of the cover page as follows:

•	Revise the second bullet to disclose the losses from the last 2 years and interim period since the end of the last year as well as the capital deficiency at December, 2009;
•	Revise the third bullet to disclose the finance receivables at December 25, 2009 and the liability for the notes and any accrued interest payable at that same date; and,
•	Revise the fourth bullet to disclose the redemptions and new issuances during the last full fiscal year and the interim period since the year-end.

Response:

We have revised the second, third and fourth bullets at the bottom of the cover page as indicated in your comment. We respectfully request that you clear this comment.

Questions and Answers, page 1

Comment:

6.	Revise the third Q&A on page 2 to disclose the current prime rate.

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

Response:

Please be advised that this comment applies only to the Debentures Post-effective Amendment, file number 333-157701. We have revised the third Q&A as indicated in your comment, as well as the “Prospectus Summary” on page 7 and the “Description of Debentures” on page 62. We respectfully request that you clear this comment.

Risk Factors

Risks Related to the Offering, page 9

Comment:

7.	Revise to add a risk factor for “we may run out of cash” or another similar caption and disclose in the narrative the amount of cash on hand as of the latest practicable date, and the amount of demand notes and debentures that may be redeemed in the next 12 months either due to their maturity or due to the end of an interest adjustment period. In addition, disclose what actions you will take if you our unable to sell or renew this amount of new notes. Briefly disclose any other sources of funds you may have available during the next 12 months. Also, highlight that your earnings to fixed charges ratio is less than 1. Please refer to Item 503d of Regulation S-K.

Response:

We have revised the “Risk Factors” section of the prospectus to include a new risk factor disclosure on the first page of that section, as indicated in your comment. We believe that the other points raised in this comment are already addressed in an existing risk factor beginning on that same page, which will now immediately follow the new risk factor. Specifically, the existing risk factor discusses other sources of funds and the actions to be taken if sales of debentures and demand notes are insufficient, as follows:

“We intend to pay these and any other redemption obligations using our normal cash sources, such as collections on finance receivables and used car sales, as well as proceeds from the sale of the debentures and demand notes . . . If we are unable to repay or redeem the principal amount of debentures or demand notes when due, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.”

As we believe this additional risk factor disclosure, when read together with existing risk factor disclosures, fully addresses your comment, we respectfully request that you clear this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Description of Loans and Contracts, page 21

Comment:

8.	We note in your rollforward of the balance of each category of your outstanding finance receivables that your “charge-offs, gross” actually represents amounts net of non-filing insurance

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

receipts. Please revise to present the true gross charge-offs and present the non-filing insurance receipts as a separate item.

Response:

Please be advised that the “charge-offs, gross” presented in the roll-forward of finance receivables beginning on page 21 of the demand notes prospectus (page 25 of the debentures prospectus) are actually presented on a gross basis and are not shown “net” of non-filing insurance receipts. In this regard, please note the description of each of the major line items in the roll-forward contained in the paragraph immediately preceding the table, which provides as follows: “Charge-offs represent the gross amount of loans charged off as uncollectible (charge-offs are shown net of non-filing insurance receipts in our Allowance for Credit Losses).” The statement that charge-offs are shown net of non-filing insurance receipts in our Allowance for Credit Losses is meant to explain to the reader that charge-offs are shown gross in the roll-forward and the reader should look to the “Analysis of Allowance for Credit Losses” section beginning on page 25 of the demand notes prospectus (page 28 of the debentures prospectus) for charge-offs net of non-filing insurance receipts. In order to clarify this matter we have revised the paragraph preceding the roll-forward table as follows:

“Charge-offs represent the gross amount of loans charged off as uncollectible (please see the table in the “Analysis of Allowance for Credit Losses” discussion for a presentation of charge-offs net of non-filing insurance receipts).”

Please also be advised that the gross amount of charge-offs is used to determine the balance of our “Gross Outstanding Receivables” presented in this roll-forward schedule. Receipts of non-file insurance proceeds do not directly enter into the calculation. Instead, they are a component of the calculation of the Allowance for Credit Losses, which is then netted against the Gross Outstanding Receivables to determine the “Finance receivables, net” line item on the Balance Sheet.

As we believe this response fully addresses your comment, we respectfully request that you clear this comment.

Analysis of Allowance for Credit Losses, page 25

Comment:

9.

We note your disclosure that historical loss experience coupled with an evaluation of loan delinquencies are the primary factors in the determination of your allowance for credit losses. Your disclosure, however, appears to primarily focus on the role that net charge-offs play in your allowance determination. Furthermore, your disclosure on page 26 concerning the changes made to your allowance methodology during 2008 implies that you only evaluate those delinquent loans that are greater than 180 days past due in your allowance determination. Please revise your disclosure to more clearly explain how you evaluate delinquency information in determining the amount of credit losses inherent in your consumer finance portfolio. For example, on page F-15 you disclose that you consider all nonaccrual loans (which appear to represent loans greater than 60 or 90 days past due depending on loan type) to be impaired and that such impaired loans are evaluated as a group since they are comprised of small balance, homogeneous loans. Please explain how you group both impaired and non-impaired loans in your

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

consumer finance portfolio for purposes of applying loss factors to develop your allowance. In other words, clarify whether you apply different loss factors to different segments of your portfolio based on loan type and stage of delinquency and provide more transparent disclosure as to how such loss rates are determined.

Response:

We have revised the “Analysis of Allowance for Credit Losses” section of the prospectus as indicated in your comment. We respectfully request that you clear this comment.

Comment:

10.	As a related matter, please tell us how you were able to determine that your allowance for credit losses at each period-end was appropriate given the significant amount of charge-offs ultimately realized. For example, describe the timing of the specific credit deterioration events that resulted in net charge-offs during 2009 and 2008 in excess of the total allowance for credit losses as of September 25, 2008 and 2007, respectively. In this regard, explain how you determined whether the amounts charged-off were properly reflected in the allowance for credit losses during the period in which the losses were incurred or determined to be inherent in your portfolio.

Response:

Our loan portfolio consists of numerous small loans that are managed through a decentralized, branch-by-branch process; however, we believe that the composition of our loan portfolio represents a homogeneous pool appropriately addressed through the use of a benchmark calculation. Two significant and related changes affected our benchmark estimates during fiscal years 2007, 2008 and 2009. First, the general economy deteriorated rapidly, which impacted certain customer actions rendering the use of historical data less effective. Additionally, we changed certain underlying operations, from lending guidelines to our allowance and charge-off policies and analyses, for various reasons. We have employed many procedures to validate the reasonableness of our methodology and, as circumstances have changed, have revised our methodology to reflect such changes.

During 2007, given our operating results and financial position, we did not implement many significant operational changes to the business during the early part of the year. Therefore, for a majority of the year, our analyses focused on historical data, primarily based on a three-year historical trend. Still, we recognized that delinquent accounts had increased. We believed that the adverse trend could, in large part, be cured with additional time and effort committed to the collection process. However, the increase in delinquent accounts, combined with worsening economic conditions, resulted in our increasing the allowance for credit losses by approximately $700,000 in the fourth quarter of fiscal year 2007. We performed a hindsight review as of September, 25, 2007and determined that delinquencies were primarily confined to the fourth quarter of 2007. This assessment was supported by a relatively flat industry-wide charge-off rate throughout 2007. As a result, we determined that this adjustment in fourth quarter was the appropriate response to the changing conditions.

During the first two quarters of 2008, we determined no further increases in the allowance or charge-offs were necessary. However, during the third quarter the allowance was increased approximately $600,000, to $4.3 million. Charge-offs during these three quarters were similar to

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

our experience. During the fourth quarter of 2008, management implemented a new accounting system for loans and performed our initial Sarbanes-Oxley testing of the process and system. As a result, management performed an extensive analysis to determine the amount of past due loans over 180 days delinquent that had not been charged-off. The purpose of the analysis was to examine branch-level controls over the determination of collectibility of past due loans. Although delinquent loans were being actively monitored and collection efforts were taking place, including active and ongoing legal processes, management determined that deferral of probable losses inherent in the loans was not supported by sufficient evidence, especially given the change in the economy and liquidity crisis emerging at that point in time.

This expansion of our analysis and scrutiny of delinquent loans resulted in the identification of additional probable losses of approximately $5.5 million. The identification of these additional losses created a concern regarding the timing of the recognition of the charge-offs and additions to the allowance. For the additional charge-offs identified in fiscal year 2008, management concluded it was more appropriate to spread the charge-offs over the entire 2008 fiscal year. Therefore, we delayed our filing on Form 10-K in order to amend our Form 10-Q filings for the first three quarters of 2008 to appropriately reflect our loan loss provision throughout the year.

The abnormal 2008 charge-offs, the extreme adverse economic data published in the fourth quarter of fiscal year 2008, and our belief that the liquidity crisis impaired the ability and intent of our borrowers to pay caused us to revise our methodology for determining the adequacy of the allowance. The change also resulted in our relying much more heavily on current data rather than average charge-offs over the most recent three years. One of the results of this change in methodology included a quicker “trigger” for recognition of losses based on this more current data. The revision in methodology of evaluating the sufficiency of the allowance resulted in an increase to the allowance and an additional provision for credit losses of approximately $4.6 million in fiscal year 2009.

In late fiscal 2008 and 2009, our liquidity position deteriorated rapidly, due to abnormal levels of investor redemptions of debentures and demand notes. These high levels of redemptions were coupled with an inability to issue debentures and demand notes due to a delay in filing our Registration Statement on Form S-1. As a result, we tightened our credit policies and slowed the rate of issuances of new loans. Consequently, we experienced a significant decrease in the dollar amount of net finance receivables outstanding, which is the basis for determining the allowance for credit losses. During fiscal year 2009, we continued to experience a high level of net charge-offs in both the consumer and automotive segments, and increases in unemployment and the recessionary economy continued to negatively impact our customer base. Consequently, in fiscal year 2009 the allowance as a percentage of outstanding finance receivables was increased from 14% to 15% for consumer loans and from 6% to 6.5% for automotive loans.

The two most important factors affecting the allowance for loan losses at September 25, 2009 were: 1) the reduction in finance receivables referred to above, and 2) the anticipated improvement in the quality of our portfolio. The anticipated change in quality results from both the tightened lending guidelines and the change in methodology employed in late 2008 resulting in a quicker trigger in recording charge-offs. These two changes resulted in a slightly lower delinquency amount. Even though the provision is substantially less than charge-offs in fiscal year 2009, we believe the allowance and charge-offs represent our best estimate of such activity based on our updated methodology and the current information available regarding the factors impacting our benchmark estimates, including but not limited to historic or recent specific

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

customer activity, delinquency trends, industry information, portfolio quality and/or external economic factors affecting our customers.

Please be advised that we believe that the foregoing methodology of determining the allowance for credit losses, as revised in response to your comments 9 and 11, is properly described in the “Analysis of Allowance for Credit Losses” section of the prospectus. As we believe this response fully addresses your comment, we respectfully request that you clear this comment.

Comment:

11.	We also note that you attempt to mitigate a portion of your credit losses through the sale of credit-related insurance products to your customers as well as the purchase of non-filing insurance on certain direct consumer loans. Please tell us and revise your disclosure to more clearly explain how potential reimbursements from these insurance contracts are factored into your determination of the allowance for credit losses. Specifically clarify whether you determine your required allowance before or after potential insurance recoveries and whether you record a separate indemnification asset related to such contracts. If you determine the allowance on a net basis (i.e., after considering reimbursements from insurance contracts) please quantify the impact that these insurance contracts had on your allowance as of each period presented.

Response:

We have revised the “Analysis of Allowance for Credit Losses” section of the prospectus as indicated in your comment. We respectfully request that you clear this comment.

Delinquency Information, page 27

Comment:

12.	We note your tabular presentation of information relating to the delinquency status of each category of your receivables. Please revise your tables to present loans and contracts greater than 180 days (as well as percentage of outstanding).

Response:

We have revised the delinquency status tables on page 28 of the demand notes prospectus (page 31 of the debentures prospectus) to reflect delinquencies greater than 180 days. We respectfully request that you clear this comment.

Financial Statements

Note 3—Finance Receivables and Allowance for Credit Losses, page F-14

Comment:

13.	We note your tabular presentation of finance receivables in the table presented at the bottom of page F-14. Please revise to disaggregate your bankruptcy accounts from your direct consumer receivables (similar to your presentation throughout MD&A).

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

Response:

We have revised the table on page F-14 of the prospectus to disaggregate the consumer bankruptcy receivables. We also revised the comparable table in Note 4 to the unaudited financial statements on page F-33 of the prospectus. In addition, we have revised the last paragraph in Note 3 to provide further explanation.

As we believe this response fully addresses your comment, we respectfully request that you clear this comment.

Comment:

14.	We note your tabular analysis of the allowance for credit losses at the top of page F-15. In an effort to provide more transparency, please revise to provide your allowance rollforward at a lower or more granular level (for example, by direct consumer, consumer sales finance, auto sales finance, and bankruptcy).

Response:

We have revised the table on page F-15 of the prospectus to reflect the categories suggested in your comment. We also revised the comparable table in Note 4 to the unaudited financial statements on page F-33 of the prospectus. We respectfully request that you clear this comment.

Exhibits

Comment:

15.	Revise to include a new legal opinion and consent from the attorneys in your next amendment.

Response:

We have included a new legal opinion and consent as Exhibits 5 and 23.2 to Post-effective Amendments No. 2. We respectfully request that you clear this comment.

General

Comment:

16.	Please make appropriate changes to the Debentures Post-effective Amendment, file number 333-157701.

Response:

All of the foregoing changes have been made in both the Demand Notes Post-effective Amendment, file number 333-157700, and the Debentures Post-effective Amendment, file number 333-157701. As noted above, comments 3 and 6 apply only to the Debentures Post-effective Amendment. We respectfully request that you clear this comment.

Mr. Christian Windsor

Special Counsel, Financial Services Group

February 18, 2010

We trust these responses have addressed your comments. Please do not hesitate to let us know any additional questions or comments that the staff may have. We would be pleased to discuss these responses with the staff by telephone if that would be helpful. Thank you for your consideration of these responses.

Very truly yours,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Michael K. Rafter
Michael K. Rafter

cc:	Mr. Bradley D. Bellville Mr. Steven Morrison Mr. Michael R. Clampitt